ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)
Cambridge, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Advanced Advisor Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1995 E Rum River Dr S
(No. and Street)

Cambridge	MN	55008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dorothy Fuller	763-552-6048	dorothyf@efsadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Dorothy Fuller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Advanced Advisor Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WANDA L. WOODRUFF
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

Signature: Dorothy Fuller

Title: COO

Wanda Woodruff
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   3

Statement of Operations   4

Statement of Changes In Member's Equity   5

Statement of Cash Flows   6

Notes to Financial Statements   7 – 10

Supplemental Information

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission   11

Schedules II: Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act   12

Schedule III: Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Advanced Advisor Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advanced Advisor Group, LLC as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year end ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advanced Advisor Group, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advanced Advisor Group, LLC 's management. Our responsibility is to express an opinion on Advanced Advisor Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Advanced Advisor Group, LLC's financial statements. The supplemental information is the responsibility of Advanced Advisor Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 1, 2024

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS

CASH AND CASH EQUIVALENTS	$ 736,727
INVESTMENTS	541,672
COMMISSIONS RECEIVABLE	268,920
ACCOUNTS RECEIVABLE – Registered Representatives	43,971
PREPAID INSURANCE	3,624
TOTAL ASSETS	$ 1,594,914

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued commissions	$ 204,097
Related party payables	1,855
TOTAL LIABILITIES	205,952
MEMBER'S EQUITY	1,388,962
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,594,914

The accompanying notes are an integral part of these financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

REVENUES	
Commissions	$ 2,598,360
Asset management fees – RIA Fee Income	100,227
TOTAL REVENUES	2,698,587
EXPENSES	
Agent commissions, net of reimbursed representative expenses of $149,722	1,469,042
Occupancy	22,200
Technology & Communications	55,755
Other administrative expenses	281,015
TOTAL EXPENSES	1,828,012
INCOME FROM OPERATIONS	870,575
OTHER INCOME – Dividends and Interest	2,890
NET INCOME	$ 873,465

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2023

BALANCE, December 31, 2022	$	545,126
Distributions		(29,629)
2023 Net income		873,465
BALANCE, December 31, 2023	$	1,388,962

The accompanying notes are an integral part of these financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	873,465
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		(45,116)
Accounts receivable		(5,585)
Prepaid insurance		(40)
Accounts payable		0
Accrued commissions		47,739
Related party payables		(69,208)
Net Cash Flows from Operating Activities		801,255
Investing		
Transfer to Investments		(541,672)
Net Cash Used by Investing Activity		(541,672)
Financing		
Dividends Paid		(29,629)
Net Cash Used by Financing Activities		(29,629)
Net Change in Cash and Cash Equivalents		229,954
CASH AND CASH EQUIVALENTS - Beginning of Year		506,773
CASH AND CASH EQUIVALENTS - END OF YEAR	$	736,727

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Advanced Advisor Group, LLC (the Company), is a Minnesota-based LLC with an infinite life that conducts business as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in October 2006. The Company does not and may not acquire, hold or trade securities inventory. It acts solely as a broker of mainly variable annuities, mutual funds and 529 accounts, and as a Registered Investment Advisor for a limited number of accounts.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable and Accounts Receivable – Registered Representatives

Commissions receivables are unsecured and represent registered representatives commission revenue. Accounts receivable represent amount due from the registered representatives for expenses paid by the Company and reimbursed by the representatives. The terms are stated in agreements with the company's registered representatives. No allowance is considered necessary for commissions or accounts receivable as of December 31, 2023. The terms of commissions receivable are due upon services being performed by the Company. The balance in commissions and accounts receivable at December 31, 2022 was $233,804 and $38,385, respectively.

Revenue Recognition and Related Expenses

The company recognizes revenue in accordance with ASU 2014-09. Revenue from contracts with customers and all subsequent amendments collectively known as ASC 606. The company recognizes revenue upon satisfaction of performance obligations by transferring control of goods or services to its customers. The commission is based on a contracted rate multiplied by the amount purchased by the customer.

Commission income is generated each time a customer enters into a buying transaction. The commission is based on a contracted rate multiplied by the amount purchased by the customer. Revenue generated from those transactions are recorded at a point in time and recognized on a trade-date basis. The Company recognizes revenue when the performance obligation is identified and completed, the pricing is agreed upon and the risk and reward of ownership have been transferred to the customer at that time.

Asset Management fees are charged quarterly and are based on a percentage of customer's assets under management. Revenue is recognized over time which is usually quarterly. Fee revenue is recognized at a point in time as services provided and performance obligations in that period are completed, which is distinct from the other services.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations. The company has no uncertain tax positions.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. US GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). The Company groups assets at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1   Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2   Other observable inputs, either directly or indirectly, including:
- Quoted prices for similar assets/liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets;
- Inputs other than quoted prices that are observable for the asset/liability; and,
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3   Unobservable inputs that cannot be corroborated by observable market data

New Accounting Standards

The Company is evaluating new accounting standards and will implement as required.

Basis of Accounting

The Company maintains its books and records on an accrual basis of accounting using generally accepted accounting principles in the U.S and as required by the U.S Securities & Exchange Commission and FINRA.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2023, the net capital ratio was .16 to 1.0 and net capital was $1,250,819, per calculation below, which was $ 1,237,089 in excess of its minimum requirement of $13,730.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2023 FOCUS filing.

NOTE 3 - Related Parties

The Company has an expense sharing agreement, most recently updated in 2023 effective January 1, April 1 and June 1, 2023, with Educators Financial Services, Inc. (EFS), which is not a registered company, to pay a percentage of shared expenses. EFS is related by common ownership. Shared expenses include items such as software, postage and a percentage of salaries. Shared expenses incurred by the Company were $219,610 for the year ended December 31, 2023. Shared expenses due to EFS were $3705 as of December 31, 2023 and included in related party payables.

The Company and EFS share registered representatives who utilize certain EFS administrative services. The Company deducts these costs from its commission payments to advisors on behalf of EFS and promptly transfers the collected funds to EFS.   These transactions totaled approximately $149,722 for 2023.

On occasion, the Company may receive commissions erroneously intended for EFS. These funds are promptly remitted to EFS upon receipt. In 2023 the total of such transactions was $90,683.

It is common practice that some insurance companies pay commissions only to a licensed insurance entity. Some commissions, although due to the Company, are paid to EFS as the licensed insurance entity. Once received, those funds are transferred to the Company for recordkeeping and payment of commissions to the respective financial advisor.   The total received during 2023 was $372,446.

The company leases office space from an affiliate with common ownership, recorded as $22,200 in occupancy expense on the statement of operations as well as $1850 prepaid and recorded as a reduction of related party payables.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through April 1, 2024 the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 5 - Investments

Investments are reported at their fair value in the statements of financial position, and changes in fair value are reported as investment return in the statements of activities. There was no change in value for the year ending December 31, 2023

Investments – The following is a summary of investments as of December 31, 2023

	2023
Money Market	$ 541,672
	$ 541,672

As of December 31, 2023, all investments were considered level 1 investments. Dividends and interest from investments was $1,673 and $1,217.

SUPPLEMENTAL INFORMATION

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

NET CAPITAL COMPUTATION SCHEDULE I
As of December 31, 2023

COMPUTATION OF NET CAPITAL

Total member's equity	$	1,388,962
Deductions and/or charges:		
Total non-allowable assets		127,288
Net capital before haircuts on securities positions		1,261,674
Haircuts on securities positions		-10,855
Net capital	$	1,250,819

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	205,952

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (greater of $5,000 or aggregated indebtedness times 6 2/3%)	$	13,730
Excess net capital	$	1,237,089
Net capital less 10% of aggregate indebtedness	$	1,230,224
Ratio: Aggregate indebtedness to net capital		.16 to 1

There are no material differences between the net capital report above and the Company's net capital as reported on Part IIA (unaudited) FOCUS report as of December 31, 2023.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

Schedules II and III
As of December 31, 2023

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

goldman & COMPANY, CPAS

April 1, 2024

To The Member
Advanced Advisor Group, LLC

In connection with our audit of the financial statements and supplemental information of Advanced Advisor Group, LLC for the year ended December 31, 2023 and have issued our report thereon dated April 1, 2024. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. **As described in Note 1, the Company adheres ASU 2014-09, *Revenue from Contracts with Customers and all subsequent amendments (collectively ASC 606)*. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.**

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Advanced Advisor Group, LLC in its 2023 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was:

> **All Accounts Receivable and Commissions Receivable are deemed collectible.**
>
> We evaluated the key factors and assumptions used to develop the accounts receivable collectability in determining that it is reasonable in relation to the financial statements taken as a whole.
>
> **The related party activity in correctly stated in Footnote 3.**
>
> We evaluated the key factors and assumptions used to develop the expense sharing amounts in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. **We noted no significant unusual transactions during our audit.**

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. **We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.**

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

We believe the quality of the financial reporting is adequate for the size and complexity of the company.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. **There were 2 immaterial uncorrected misstatements and one corrected misstatement in 2023.**

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report (footnote 74), we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. **We are pleased to report that no disagreements with management arose during the course of our audit.**

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules I, II and III that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Advanced Advisor Group, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C



goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Advanced Advisor Group LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Advanced Advisor Group LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the company.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Advanced Advisor Group LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Advisor Group LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 1, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



Advanced Advisor Group
LLC
Advancing Your Success

January 30, 2024

Securities and Exchange Commission
100 F Street NE
Washington DC 20549

RE: Advanced Advisor Group's Exemption Report

To Whom It May Concern:

Advanced Advisor Group, LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

Advanced Advisor Group, LLC, has met the identified exemption provisions above throughout this period without exception.

Advanced Advisor Group, LLC

I, Dorothy Fuller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

CFO

Securities and Investment Advisory Services offered through
Advanced Advisor Group, A Registered Investment Advisor, Member FINRA and SIPC
1995 E Rum River Drive South, Cambridge, MN 55008 • 763-689-9023 • 877.403.2374 • Fax 763.689.3742 • www.advancedadvisor.net

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Advanced Advisor Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Advanced Advisor Group, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows::

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Advanced Advisor Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 1, 2024